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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 December 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

C O R R E C T I O N

The announcement of 10 December 2004 contained two errors: the Billiton ESOP Trustee Limited was quoted as having made the transaction on behalf of a beneficiary of the Company's Group Incentive Scheme and that Mr B Gilbertson had an interest in the balance of the Trust of 1,455,994 shares as a potential beneficiary of the Trust. The correct position is that the transaction was made on behalf of a beneficiary of the Company's Restricted Share Scheme and that Messrs M Salamon and C W Goodyear have an interest in the balance held by the Trust of 1,455,994 shares as potential beneficiaries of the Trust. A replacement announcement is set out below.

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Johannesburg Stock Exchange
New York Stock Exchange

Date: 13 December 2004

For Release: Immediately

Contact: Ines Watson - +44 (0) 20 7802 4176

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                      Type of              Number of             Price per              Date
Transaction              Transaction       Shares                   Share                   Notified

7 December 2004       Sale                    49,118              GBP 5.83319      10 December 2004
7 December 2004       Sale                    49,456              GBP 5.83319      10 December 2004

These transactions were made on behalf of a beneficiary of the Company's Restricted Share Scheme (not any director of BHP Billiton Plc subject to the Company's Securities Dealing Code).

Following the above transactions Messrs C W Goodyear and M Salamon have an interest in the balance held by the Trust of 1,455,994 shares as potential beneficiaries of the Trust.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 13 December 2004